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Allison m fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 27, 2014

James O’Connor

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	ETF Series Trust (the “Trust”)

File Nos.: 333-183155; 811-22732

Dear Mr. O’Connor:

We are writing in response to comments provided on August 8, 2014 with respect to a registration statement filed on Form N-1/A for the Trust under the Securities Act of 1933, as amended (“Securities Act”), and the Investment Company Act of 1940, as amended (“1940 Act”) on June 23, 2014 on behalf of Recon Capital DAX Germany ETF (the “Fund”), a series of the Trust. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf.

On behalf of the Fund, set forth below are the SEC Staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

Prospectus

Comment 1.       Page 1 – All comments with respect to the disclosure in the FTSE 100 Fund apply to similar disclosure in this filing.

Response 1.          The Fund acknowledges the comment and will make such corresponding changes.

Comment 2.       Page 4 – Although the disclosure indicates that the Fund, in conformity with its order, will invest “at least” 80% of its assets in the securities of the companies included in the Index, it is the Staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the Index. Please disclose how the Fund will comply with the Staff’s position. Please disclose whether the Fund will use any derivatives to track its index. Please also disclose the Index’s website.

Response 2.                The Fund’s 80% policy and its ability to invest up to 20% of its assets in non-Index securities and other instruments are explicitly permitted by its exemptive relief.1 However, the Fund expects to invest more than 80% of its assets in its Index consistent with the SEC Staff position cited. The Fund does not anticipate using any specific derivatives at this time but may do so in the future. Disclosure regarding the fact that the Fund will not take temporary defensive positions is included in the section entitled “Additional Investment Strategies.” The Index’s website is included in the section entitled “Additional Information.”

Comment 3.       Page 4 – Please explain to us the kinds of circumstances where the Fund would not be able to invest in the 30 largest companies in the largest, most liquid index continental Europe.

Response 3.                The Trust’s exemptive relief explicitly permits any series of the Trust to use a representative sampling strategy to track the series’ index, which is the methodology discussed in the cited disclosure:

1 In the Matter of Sage Quant Management LLC, Sage Quant ETF Trust and ETF Distributors LLC, Third Amended and Restated Application for an Order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, File No. 812-14035 (filed March 27, 2013) (“Exemptive Application”) at p. 10 (“At least 80% of each Fund’s total assets (exclusive of collateral held from securities lending) will be invested in Component Securities of its respective Underlying Index.... Each Fund may also invest the remaining 20% of its total assets in securities not included in its Underlying Index and other financial instruments.”). The Exemptive Application was noticed in Release No. IC-30439 (March 28, 2013) and granted in Release No. IC-30476 (April 23, 2013).

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“In seeking to achieve the respective investment objective of each Fund, the Adviser . . . may utilize a “replication” strategy (as described below), or a “representative sampling” strategy to track its Underlying Index. . . . A Fund utilizing a representative sampling strategy generally will hold a significant number of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of its Underlying Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Underlying Index or when a Component Security of an Underlying Index is illiquid. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Underlying Index or to maintain RIC compliance.”2

Consistent with the disclosure above, the Fund may deviate from using a replication strategy and instead may use a representative sampling strategy where, for example, all of the securities or options it desires to purchase are not available in sufficient quantities or to enable the Fund to comply with regulatory requirements such as the diversification requirements under subchapter M of the Internal Revenue Code of 1986, as amended, or the segregation requirements under the 1940 Act.

Comment 4.       Page 8 – Although the disclosure indicates that the Fund, in conformity with its order, will invest “at least” 80% of its assets in the securities of the companies included in the Index, it is the Staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the Index. The adopting release for Rule35d-1 states: “We note, however, that the 80% investment requirement is not intended to create a safe harbor for investment company names. A name may be materially deceptive and misleading even if the investment company meets the 80% requirement. Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index” (Adopting Release for Rule 35d-1, Investment Company Names, IC-24828 (1/14/2001). Please disclose how the Fund will comply with the Staff’s position. Please disclose whether the Fund will use any derivatives to track its index. Please also disclose the Index’s website.

Response 4.          Please refer to the response in Comment 2.

2See Exemptive Application at p. 10.

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Comment 5.       Page 8 – The Fund is investing in the 30 largest cap companies on the largest and most liquid exchange in continental Europe. The companies' financials are reliable and their stock prices are instantly available on the exchange. What circumstances are referred to by this statement where it would not be practicable to purchase all of the securities in the Index? Please explain.

Response 5.          Please refer to the response in Comment 3.

Comment 6.       Page 22 – Please consider using the “net” version of the Index, which is net of foreign source withholding.

Response 6.          A version of the Index that is “net” of foreign source withholding is not calculated. The disclosure has been revised to clarify that the Index is calculated without netting out foreign source withholding.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

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